INVESTMENT MANAGEMENT
Reliable Partner | Reliable Investing®

(d)(8)(ii)

July 8, 2022

T. Rowe Price Associates, Inc.

100 East Pratt Street

Baltimore, MD 21202

Attention: Terence M. Baptiste, Vice President

Re: Sub-Advisory Agreement Schedule

Dear Mr. Baptiste:

Pursuant to the Sub-Advisory Agreement, effective as of May 1, 2017, as amended (the "Agreement"), between Voya Investments, LLC and T. Rowe Price Associates, Inc., we hereby notify you of our intention to modify the sub-adviser fee schedule for VY® T. Rowe Price Diversified Mid Cap Growth Portfolio and VY® T. Rowe Price Growth Equity Portfolio (each, a "Portfolio," and together, the "Portfolios"), by removing VY® T. Rowe Price International Stock Portfolio from the footnote with respect to the aggregation of assets, effective at the close of business on July 8, 2022, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending the Amended Schedule A of the Agreement. The Amended Schedule A, which indicates the annual sub-adviser fee rate for each Portfolio, is attached hereto.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

July 8, 2022

Please signify your acceptance to the modified sub-adviser fee schedule for the aforementioned Portfolios by signing below where indicated.

Very sincerely,

By: /s/ Todd Modic___________

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

T. Rowe Price Associates, Inc.

By: /s/ Terence Baptiste_________

Name: Terence Baptiste____________

Title: Vice President_____________, Duly Authorized

AMENDED SCHEDULE A

to

SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

T. ROWE PRICE ASSOCIATES, INC.

Portfolios1, 2	Annual Sub-Adviser Fee
(as a percentage of average
daily net assets)
VY® T. Rowe Price Diversified Mid Cap	0.500% on the first $250 million of assets;
Growth Portfolio	0.450% on the next $500 million of assets; and
0.400% on assets over $750 million, up to $1.2 billion
When assets exceed $1.2 billion, the fee schedule
resets as indicated below:
0.400% computed on all Portfolio assets
When assets exceed $1.5 billion, the fee schedule
resets as indicated below:
0.375% computed on all Portfolio assets
VY® T. Rowe Price Growth Equity Portfolio	Assets up to $100 million:
0.500% on the first $50 million of assets; and
0.400% on the next $50 million of assets, up to $100
million

1The fees payable under this Sub-Advisory Agreement are subject to a group fee waiver. For purposes of this fee waiver, the assets of the Portfolios will be aggregated with those of VY® T. Rowe Price Capital Appreciation Portfolio and VY® T. Rowe Price Equity Income Portfolio (the "VIT Portfolios"), each a series of Voya Investors

Trust that is managed by the Adviser and sub-advised by the Sub-Adviser. Pursuant to the terms of a letter agreement between the Adviser and Sub-Adviser dated December 5, 2001, as amended, the fee waiver will be calculated based on the aggregate assets of the Portfolios and the VIT Portfolios, as follows, and will be applied to any fees payable by a Portfolio. Notwithstanding the reference to the fee waiver in this Schedule A, the terms of the letter agreement shall govern the fee waiver.

•Aggregate assets between $750 million and $1.5 billion = 5% discount

•Aggregate assets between $1.5 billion and $3.0 billion = 7.5% discount

•Aggregate assets greater than $3.0 billion = 10% discount

2The Sub-Adviser fees for VY® T. Rowe Price Diversified Mid Cap Growth Portfolio and VY® T. Rowe Price Growth Equity Portfolio will be calculated on a monthly basis based on the average daily net assets for the month. The transitional credit for VY® T. Rowe Price Diversified Mid Cap Growth Portfolio and VY® T. Rowe Price Growth Equity Portfolio will be calculated on a monthly basis based on the net assets on each day that the day's net assets fall within the transitional credit range on that day.

When assets exceed $100 million, the fee schedule

resets as indicated below:

0.400% on the first $250 million of assets;

0.375% on the next $250 million of assets; and

0.350% on the next $500 million of assets, up to $1

billion

When assets exceed $1 billion, the fee schedule resets

as indicated below: 0.300% on all assets

With respect to VY® T. Rowe Price Diversified Mid Cap Growth Portfolio:

For VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (the "Diversified Mid Cap Growth Portfolio"), the Sub-Adviser will provide the Adviser a transitional credit to eliminate any discontinuity between the tiered fee schedule and the flat 0.400% fee schedule once assets reach $1.2 billion and the flat 0.375% fee schedule once assets reach $1.5 billion. The credit will apply at asset levels between approximately $1.08 billion and $1.2 billion, and $1.4 billion and $1.5 billion, respectively.

To accommodate circumstances where the Diversified Mid Cap Growth Portfolio's assets fall beneath $1.2 billion and to prevent a decline in the Diversified Mid Cap Growth Portfolio's assets from causing an increase in the absolute dollar fee, the Sub-Adviser will provide a transitional credit to cushion the impact of reverting to the original tiered fee schedule. This credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $1.2 billion, when the flat fee would be triggered, or (b) fall below a threshold of approximately $1.08 billion, which would trigger the application of the tiered fee schedule.

The credit is determined by prorating the difference between the tiered fee schedule and the flat 0.400% fee schedule over the difference between $1.2 billion and the current portfolio size for billing purposes. The credit would approach $500,000 annually when the Diversified Mid Cap Growth Portfolio's assets were close to $1.2 billion and fall to zero at approximately $1.08 billion.

The transitional credit is determined as follows:
Current Portfolio Size for Billing Purposes - $1,075,000,000	X $500,000
$125,000

To accommodate circumstances where the Diversified Mid Cap Growth Portfolio's assets fall beneath $1.5 billion, and to prevent a decline in the Diversified Mid Cap Growth Portfolio's assets from causing an increase in the absolute dollar fee, the Sub-Adviser will provide a transitional credit to cushion the impact of reverting to the original flat 0.400% fee schedule. This credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $1.5 billion, when the flat

0.375% fee schedule would be triggered, or (b) fall below a threshold of approximately $1.4 billion, which would trigger the application of the flat 0.400% fee schedule.

The credit is determined by prorating the difference between the flat 0.400% fee schedule and the flat 0.375% fee schedule over the difference between $1.5 billion and the current portfolio size for billing purposes. The credit would approach $375,000 annually when the Diversified Mid Cap Growth Portfolio's assets were close to $1.5 billion and fall to zero at approximately $1.4 billion.

The transitional credit is determined as follows:
Current Portfolio Size for Billing Purposes - $1,406,250,000	X $375,000
$93,750,000

With respect to VY® T. Rowe Price Growth Equity Portfolio:

For VY® T. Rowe Price Growth Equity Portfolio (the "Growth Equity Portfolio"), the Sub- Adviser will provide the Adviser a transitional credit to eliminate any discontinuity between the higher fee schedule in place when assets are between $100 million and $1 billion and the lower flat fee once assets reach $1 billion. The credit will apply at asset levels between approximately $803.6 million and $1 billion. If assets are between $803.6 million and $1 billion, the Adviser will receive a transitional credit (as calculated below) to reduce the fee payable by the Adviser to the Sub-Adviser to take into account what the Adviser would be charged if the Growth Equity Portfolio held $1 billion in assets and was eligible for the next lower flat rate tier of 0.300%.

The credit is determined by prorating the difference between the fee schedule in place when assets are between $100 million and $1 billion and the flat 0.300% fee schedule when assets reach $1 billion by multiplying the difference between the current portfolio size for billing purposes and a $803.6 million3 threshold, divided by the difference between $1 billion and a $803.6 million threshold. The credit would approach a maximum of $687,500 annually as the Growth Equity Portfolio's assets get closer to $1 billion and fall to $0 as the Growth Equity Portfolio's assets approach $803.6 million or exceed $1 billion.

The transitional credit is determined as follows:
Current Portfolio Size for Billing Purposes - $803,571,429	X $687,500
$196,428,571

Effective Date: close of business on July 8, 2022, to reflect the removal of VY® T. Rowe Price International Stock Portfolio ("TRP International Stock Portfolio") from the fee aggregation, as a result of the merger of TRP International Stock Portfolio into Voya International Index Portfolio.

3The $803.6 million threshold is calculated by the Sub-Adviser.